12010424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-16267~~ 28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 9th floor, 250 Muñoz Rivera Avenue
(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Frey **201-352-8135**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Frey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer
Title

COLLEEN SOTTILARE
ID # 2402098
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 11/8/2015

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2011 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 111

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 27th day of February, 2012.

JUAN CARLO JCSI ABOGADO - NOTARIO SUAREZ IZQUIERDO

Notary Public

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de Leon Avenue
San Juan, PR 00917-1951

Tel: +1 787 759 8212
Fax: +1 787 753 0808
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2011
(In thousands of dollars)

Assets		
Cash and cash equivalents	$	97
Securities and cash segregated and on deposit for federal and other regulations		3,062
Financial instruments owned		28,587
Securities purchased under agreements to resell		1,193,599
Receivables:		
Interest		840
Brokers and dealers		6,518
Fees and other		1,564
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $19,552		3,191
Other assets		13,298
Total assets	$	1,250,756
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	2,309
Financial instruments sold, not yet purchased		435
Payables:		
Brokers and dealers		2
Other liabilities and accrued expenses		26,973
Accrued compensation and benefits		13,349
Payable to affiliated companies		1,075,517
		1,118,585
Subordinated liabilities		62,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		48,800
Retained earnings		21,370
Total stockholder's equity		70,171
Total liabilities and stockholder's equity	$	1,250,756

See accompanying notes.

1. Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of assets and liabilities requiring fair value estimates, the outcome of litigation, the carrying amount of goodwill and other intangible assets, the amortization of intangible assets with definite lives, certain accruals, and other matters that affect the reported amounts and disclosure of contingencies in the statement of financial condition.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, repurchase agreements, certain payables, and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. The Company may net certain repurchase agreements and resale agreements when the requirements of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 210-20-45-11 *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements* are met.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained and had securities with a fair value of approximately $1,268,865 on such terms, of which approximately $2,381 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Income Taxes

In accordance with the provisions of FASB ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, (now incorporated into ASC 740, Income Taxes), sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Tax Benefit Associated with Share-Based Compensation

FASB ASC 718, *Share Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Stockholders' Equity as additional paid in capital (APIC). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. All the previously disallowed benefits were recognized in the year ended December 31, 2011.

Goodwill and Intangible Assets Acquired

Goodwill is not amortized but is tested annually for impairment in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*, and charged to the statements of operations if required. There was no impairment indicated as a result of the test performed as of December 31, 2011. Identifiable intangible assets with finite lives are amortized over 10 years.

At December 31, 2011, the Company held $3,019 of goodwill and $433 of intangible assets, net of accumulated amortization. Accumulated amortization as of December 31, 2011 was approximately $572.

Accounting Pronouncements Not Yet Adopted

Goodwill Impairment

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other.* This accounting guidance simplifies how companies test goodwill for impairment. It allows companies an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, a company would no longer be required to calculate the fair value of a reporting unit unless the company determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This is effective for periods beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption to result in any material impact on the Company's statement of financial condition.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Not Yet Adopted (continued)

Fair Value Measurement

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement*, which allows an entity to measure the market and counterparty credit risk of a group of similar risk based assets on a net exposure basis versus gross. The update will be effective for annual periods beginning on or after December 15, 2011. The Company does not expect the adoption to result in any material impact on the Company's statement of financial condition.

Transfers and Servicing – Repurchase Agreements

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing*, which provides new accounting guidance surrounding effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor has the ability to repurchase the financial assets in a repurchase agreement. The update will be effective for annual periods beginning on or after December 15, 2011. The Company does not expect the adoption to result in any material impact on the Company's statement of financial condition.

3. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

(In thousands of dollars, except share data)

3. Fair Value Measurement (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the financial instrument, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the financial instrument and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. At December 31, 2011, the Company had no Level 3 financial instruments.

At December 31, 2011, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned				
Mutual funds	$ –	$ 4,541	$ –	$ 4,541
Corporate debt obligations	–	977	–	977
Mortgage-backed securities	181	–	–	181
State and municipal obligations	–	22,888	–	22,888
Total	$ 181	$ 28,406	$ –	$ 28,587
Financial Instruments Sold, Not Yet Purchased				
State and municipals obligations	$ –	$ 435	$ –	$ 435
Corporate debt obligations	–	–	–	–
Total	$ -	$ 435	$ –	$ 435

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

5. Related Party Transactions

Revenue Sharing Agreements

Pursuant to service level arrangements, the Company provides certain services to affiliates. The significant arrangements where the Company provides administrative and other support services to affiliates include agreements with UBS Trust Company of Puerto Rico and UBS Financial Services Inc- PR Office.

Administrative Services Arrangements

UBSFSI provides various administrative and operational services and rents office space to the Company.

Finance Arrangements

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2011, the Company had resale agreements of $764 with mutual funds co-managed by an affiliate.

The Company is charged interest on a portion of its payables to affiliates based on corporate average pool rate.

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 10). These loans bear interest at a market rate with terms generally between seven and nine years.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

5. Related Party Transactions (continued)

Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBS Americas, UBS Americas has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until March 31, 2014. At December 31, 2011, there was $62,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association.

6. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors developments in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

6. Risk Management (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2011 were settled without material adverse effect on the statement of financial condition, taken as a whole.

Agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary.

6. Risk Management (continued)

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural). Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise, which have longer term financial consequences.

Managing risk is a core element of the Company's business activities and operational risk is an inevitable consequence of being in business. The Company's aim is to provide a framework that supports the identification and assessment of all material operational risk and potential concentrations in order to achieve an appropriate balance between risk and return, not to eliminate every source of operational risk.

7. Commitments and Contingencies

In the normal course of business, the Company enters into when- issued transactions and underwriting commitments.

The SEC has been investigating the Company's secondary market trading and associated disclosures involving shares of closed- end funds (Funds) managed by UBS Trust Company of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a "Wells notice" to the Company and UBSFSI, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. The Company is engaged in settlement discussions with SEC staff; however, there is no assurance that a settlement will be reached. UBS and several non-related parties were also sued in Puerto Rico superior court in October 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS and the investment of the proceeds of those bond issuances.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

8. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and change in market price between the grant date and vesting date of UBS restricted stock.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2011, the Company's net capital, as defined, was $106,759, which exceeded minimum net capital requirement by $106,168.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

10. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees have received a portion of their annual performance-related compensation above a certain threshold, in UBS shares, notional UBS shares or Alternative Investment Vehicles (AIVs) instead of cash, on a mandatory basis (EOP). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant.

10. Equity Participation and Other Compensation Plans (continued)

Prior to 2010, certain key employees had been granted stock-settled Stock Appreciation Rights (SAR) or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. During the year ended December 31, 2011 the Company recognized $268 as compensation expense relating to these awards.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

The Company participates in a UBS share purchase plan. This is a voluntary plan that gives eligible employees the opportunity to purchase UBS shares at fair market value and generally receive at not additional cost one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases can be made annually from bonus compensation and /or quarterly based on regular deductions from salary. Shares purchased under the Equity Plus are restricted from sale for a maximum of three years from the time or purchase. Prior to 2010, each participant generally received at no additional cost two UBS options for each share purchased under this plan. The options had a strike price equal to the fair market value of a UBS share on the grant date, had a two-year vesting period and generally expired ten years from the grant date. \

Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized on a straight-line basis from the date of grant over the earlier of the vesting period or assumed retirement (age 65 with 5 years of service).

(In thousands of dollars, except share data)

10. Equity Participation and Other Compensation Plans (continued)

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. The compensation expense associated with these advances (see Note 5) is being amortized on a straight-line basis over the terms specified in each agreement.

11. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

12. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the statement of financial condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance is to be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be recognized for any of its deferred tax assets, and accordingly, a full valuation allowance of $28,423 has been recorded. Since December 31, 2010, the valuation allowance increased by $373.

(In thousands of dollars, except share data)

12. Income Taxes (continued)

As of December 31, 2011, the Company had net deferred tax assets of $28,423, before any valuation allowance, of which $19,035 related to employee benefits, $1,803 related to alternative minimum tax, and $7,585 related to other deferred items.

The Government of Puerto Rico approved a new Puerto Rico Internal Revenue Code as Act 1 of January 31, 2011, generally effective for taxable years that commence after December 31, 2010. Act 1, among other changes, reduced the corporate income and alternative minimum tax rates.

The effective tax rate for the Company differs from the statutory Puerto Rico rate of 30% primarily due to the recognition of previously disallowed ASC 718 benefits, alternative minimum tax and the valuation allowance on its deferred tax assets.

As of December 31, 2011, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2007 through 2010. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly change within the next twelve months.

13. Subsequent Event

In January 2012, the Company received approximately $5,600 from an insurance company related to the reimbursement of a legal matter.

The Company has evaluated its subsequent event disclosure through February 27, 2012, the date the Company's statement of financial condition are available to be issued, and has determined that there are no other events that would have a material impact on the statement of financial condition.